UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42444

YSX TECH. CO., LTD

Room 102, Building 1, No. 22, Huazhou Road

Haizhu District, Guangzhou, Guangdong

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Resignation of Directors

On May 26, 2026, each of Weiqiang Zheng (“Mr. Zheng”) and Xuanjun Yang (“Mr. Yang”) notified YSX TECH. CO., LTD (the “Company”) of his resignation as a director of the Company. Each of Mr. Zheng and Mr. Yang has advised that his resignation was due to personal reasons and not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company. Mr. Zheng’s and Mr. Yang’s resignations became effective on May 26, 2026.

Appointment of Directors

To fill the vacancies created by the resignations of Mr. Zheng and Mr. Yang, on June 8, 2026, the board of directors (the “Board”) of the Company appointed each of Jing Li (“Mr. Li”) and Mei Wang (“Ms. Wang”) to serve as a director of the Company, effective June 8, 2026. The Board also appointed Mr. Li to serve as Co-CEO of the Company on the same day.

The Board has determined that Ms. Wang qualifies as an independent director of the Company. Each of Ms. Wang and Hua Wang, an existing independent director of the Company, has been appointed to the audit committee, the compensation committee, and the nominations committee of the Board. The Board has also determined that Ms. Wang qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq corporate governance rules.

Ms. Wang, age 48, has served as Accounting Director at Shenzhen Junbo Consulting Co., Ltd., a consulting company, since November 2024, where she is responsible for the overall accounting operations of the company. From November 2021 to October 2024, Ms. Wang served as Accounting Manager at Shenzhen Rishang Tuochan Technology Co., Ltd., a technology company, where she was responsible for the overall accounting operations of the company. From June 2021 to August 2021, Ms. Wang served as Accounting Manager at Shenzhen Dennitt Enterprise Service Co., Ltd., an enterprise services company, where she was responsible for handling accounting for Hong Kong companies on an agency basis. From August 2011 to May 2021, Ms. Wang served as Accounting Specialist at Shenzhen Dinglixin Real Estate Development Co., Ltd., a real estate development company, where she was responsible for managing the company’s seals, contracts, and fund flows. Ms. Wang received her Associate degree in Accounting from Shenzhen University in February 2009.

Mr. Li, age 37, has served as Director at MobiTech Holdings Inc., a technology company, since November 2024, where he is responsible for corporate management and strategic planning and execution. From January 2019 to October 2024, Mr. Li served as Manager at Goko Intelligent Technology Co. Ltd., a company engaged in intelligent technology solutions, where he was responsible for information system research and development. From October 2015 to December 2018, Mr. Li served as Analysis Manager at Shenzhen Qianhai Grand Horizon Asset Management Co. Ltd., an asset management company, where he was responsible for research and analysis. Mr. Li received his Master’s degree in Electrical Engineering from the University of Wisconsin-Madison in May 2015. Mr. Li received his Bachelor’s degree in Electrical Engineering from Michigan Technological University in August 2012. Mr. Li received his Bachelor’s degree in Telecommunication Engineering from Wuhan University of Technology in June 2011.

There are no family relationships between either Ms. Wang or Mr. Li and any director or executive officer of the Company. To the best knowledge of the Company, there is no understanding or arrangement between either Ms. Wang or Mr. Li and any other person pursuant to which she or he was appointed as a director.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YSX TECH. CO., LTD
Date: June 8, 2026
	By:	/s/ Jie Xiao
	Name:	Jie Xiao
	Title:	Chief Executive Officer